UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No: 000-
51569Washington, D.C. 20549	CUSIP No: 85335210 2

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended:

March 31, 2013

☐	Transition report on Form 10-K
☐	Transition report on Form 20-F
☐	Transition report on Form 11-K
☐	Transition report on Form 10-Q
☐	Transition report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________________

PART 1 -- REGISTRANT INFORMATION

Standard Drilling, Inc.
Full Name of Registrant

Former Name if Applicable

424 Clay Street
Address of Principal Executive Office (Street and Number)

San Francisco, California 94111
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company, as well as its financial statements required for the filing, are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adriaan Reinders	(650)	380-8280
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate our financial results for the three months ended March 31, 2013, will differ significantly from the same period of the prior year due to the Acquisition and Share Exchange Agreement (the “Exchange Agreement”) by and among (i) Standard Drilling, Inc. (ii) The E-Factor Corp. (“EFactor”), and (iii) certain shareholders of EFactor, which closed on February 11, 2013.   As a result of the Exchange Agreement, our financial statements for the three months ended March 31, 2013 will reflect the financial results of EFactor and its subsidiaries, which operations relate to operating a social media network for entrepreneurs, unlike our financial statements for the three months ended March 31, 2012 when we were a shell company seeking to acquire assets or shares of an entity actively engaged in ongoing business operations.  The transaction with EFactor will impact our revenues and cost of goods sold, operating expenses, as well as a change in our net profit/loss for the period.  The exact impact will not be known until our financial statements for the three months ended March 31, 2013 are completed.

        Standard Drilling, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

EFactor SDI Late Notice for 10-Q (3-31-13) (00010376)

Date	May 15, 2013	By	/s/ Adriaan Reinders

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

EFactor SDI Late Notice for 10-Q (3-31-13) (00010376)